82-4436

06013659

RECEIVED
2006 MAY 24 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNGAVA MINERALS CORP.

INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTH PERIOD ENDED FEBRUARY 28, 2006

SUPPL

Responsibility for financial statements

The accompanying consolidated interim financial statements for Ungava Minerals Corp. have been prepared by Management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principle have been set out in the November 30, 2005 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These interim consolidated statements are presented on an accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, Management is satisfied that these interim consolidated financial statements have been fairly presented.

Auditor involvement

The auditor of Ungava Minerals Corp. has not performed a review of these interim unaudited consolidated financial statements for the six months ended February 28, 2006 and 2005.

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

dlw 5/24

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM BALANCE SHEET

Unaudited - Prepared by Management

	February 28, 2006	November 30, 2005 (audited)
ASSETS		
Current		
Cash	$ 624	$ 1,116
Prepaid expenses	11,826	11,826
G.S.T. Receivable	5,266	5,266
	17,716	18,208
Mineral resource properties	61,819	61,819
	$ 79,535	$ 80,027
LIABILITIES		
Current:		
Accounts payable and accrued liabilities	$ 319,526	$ 315,934
Due to related parties	1,945,008	1,973,208
	2,264,534	2,289,142
SHAREHOLDERS' DEFICIENCY		
Capital stock	3,712,744	3,712,744
Deficit	(5,897,743)	(5,921,859)
	(2,184,999)	(2,209,115)
	$ 79,535	$ 80,027

See Status of Operations Note 1

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENT OF OPERATIONS

THREE MONTH PERIODS ENDED FEBRUARY 28, 2006 AND 2005

Unaudited - Prepared by Management

	Current and YTD February 28, 2006	Current and YTD February 28, 2005
Gain on sale of marketable securities	$ 28,421	$ -
Expenses:		
Professional fees	$ 3,505	$ 4,071
Operating, administrative and general *(Note 4)*	800	27,191
	4,305	31,262
Net income (loss) for the period	$ 24,116	$ (31,262)
Income (loss) per share basic and diluted	$ -	$ -

CONSOLIDATED INTERIM STATEMENTS OF DEFICIT

THREE MONTH PERIODS ENDED FEBRUARY 28, 2006 AND 2005

Unaudited - Prepared by Management

	2006	2005
Deficit, beginning of period	$ (5,921,859)	$ (5,929,597)
Net income (loss) for the period	24,116	(31,262)
Deficit, end of period	$ (5,897,743)	$ (5,960,859)

See the accompanying notes

UNGAVA MINERALS CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

THREE MONTH PERIODS ENDED FEBRUARY 28, 2006 AND 2005

Unaudited - Prepared by Management

	Current and YTD February 28, 2006	Current and YTD February 28, 2005
Cash provided by (used in) the following activities:		
Operations:		
Net income (loss) for the period	$ **24,116**	$ (31,262)
Gain on sale of marketable securities	**(28,421)**	-
Net change in non-cash working capital items	**3,591**	(42,345)
	(714)	(73,607)
Investing:		
Proceeds from sale of marketable securities	**28,422**	-
Financing:		
Advance from related parties	**(28,200)**	74,588
Net change in cash during the period	**(492)**	981
Cash, beginning of period	**1,116**	583
Cash, end of period	$ **624**	$ 1,564

See the accompanying notes

UNGAVA MINERALS CORP.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE MONTH PERIODS ENDED FEBRUARY 28, 2006 AND 2005

Unaudited - Prepared by Management

1. Description of business and status of operations:

The consolidated financial statements of the Company includes the accounts of its wholly-owned subsidiaries.

The Company has an interest in mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The continued operations of the Company and the recoverability of the amount shown for mineral resource properties is dependent upon the existence of economically recoverable reserves, confirmation of the extent of the Company's ownership interest in the claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production therefrom.

These financial statements have been prepared on a going concern basis. This assumes that the Company will be able to realize on its assets and discharge its liabilities in the normal course of operations. As at February 28, 2006 the Company has a working capital deficiency of $2,246,818 (November 30, 2005 - $2,270,934). The Company has been able to discharge its liabilities by securing cash advances from a former director (see note 4). The Company is dependent on a continuation of these advances in order to continue to pay its bills as they come due until it is able to generate cash flow from its mineral property or otherwise raise capital.

2. Summary of significant accounting policies:

The interim unaudited consolidated financial statements as at February 28, 2006 follow, with the exception noted below, the same accounting policies and methods of their application as the most recently completed annual financial statements dated November 30, 2005. These interim financial statements should be read in conjunction with the year-end statements.

3. Mineral resource property:

	Feb 28, 2006	Feb. 28, 2005
Interest in mineral rights to approximately 170 sq.km. of land located in the Ungava area of Ruperts Land, Province of Quebec [See notes below]	$ 61,819	$ 61,819

Pursuant to an agreement dated January 20, 1995, the Company acquired, a 100% working interest in mineral rights in the Ungava area of Ruperts Land, Quebec ("Property"), valued at $500,000. During a prior year this property was written down to a nominal amount. This write down occurred prior to the agreement with Canadian Royalties Inc. (as noted below).

The Company entered into a Option and Joint Venture Agreement with Canadian Royalties Inc. ("Canadian") under which Canadian earned up to an 80% interest in the Company's mining property in the Ungava area of Ruperts Land, Quebec. Canadian has been vested with a 70% interest in the Property. Under that agreement Canadian will earn a further 10% interest by producing a bankable feasibility study relating to the building of a mine on the Property. After Canadian has earned its 80% interest, the companies will enter into a joint venture agreement. The Company's interest will be subject to dilution for non contribution after bank financing pursuant to the bankable feasibility study and if reduced to a 10% joint venture interest, will be automatically converted to a 1% Net Smelter Returns Royalty, which Canadian may purchase for $1,500,000.

The Property is subject to an aggregate of a 2% net smelter returns royalty.

4. Related party transactions and balances:

a) The Company had entered into a consulting fee arrangement providing for fees to a former director in the amount of $8,000 per month, on a month-to-month basis, effective July 1, 2002. Included in administrative and operating expenses is $- (2005 -$24,000) in management and consulting expense related to this agreement. This agreement ended effective February 28, 2005.

b) The amounts due to related parties include loans due to a former director and individuals and entities related to the former director on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand.

c) Included in accounts payable is $25,140 (November 30, 2005 - $25,140) due to a director of the Company for reimbursement of expenses and legal fees.

5. Capital stock:

Authorized:
Unlimited number of common shares
Issued and outstanding:

	Number of shares	Stated Value
Balance as at February 28, 2006 and November 30, 2005	18,296,610	$ 3,712,744

6. Stock options:

The Company's options outstanding for the period ended February 28, 2006 is presented below:

Exercise Price	Options outstanding and exercisable	Remaining contractual life
$ 0.10	300,000	2.75 years

7. Income taxes:

The Company has available approximately $3.5 Million in non-capital loss carry forwards which can be used to reduce future taxable income. The potential benefit of these losses has not been recognized in these financial statements and will expire primarily in the fiscal years ending in 2006 to 2010.

The Company does not have any material temporary taxable or deductible differences.

FORM 52 – 109F2

<u>Certification of Interim Filings</u>

I, Lorne Albaum, President and the person standing in place of Chief Executive Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 (*Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the interim period ended February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, result of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 26th day of April, 2006.

"Lorne Albaum"

____

Lorne Albaum
President and Person standing in place of Chief Executive Officer
Ungava Minerals Corp.

FORM 52 – 109F2

RECEIVED
2006 MAY 24 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Certification of Interim Filings

I, Lorne Albaum, President and the person standing in place of Chief Financial Officer of Ungava Minerals Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *(Certification of Disclosure in Issuers' Annual and Interim Filings)* of Ungava Minerals Corp. (the "Issuer") for the interim period ended February 28, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, result of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Dated this 26th day of April, 2006.

"Lorne Albaum"

____

Lorne Albaum
President and Person standing in place of Chief Financial Officer
Ungava Minerals Corp.

Ungava Minerals Corp.
Management discussion and analysis of financial statements
For the quarter ended February 28, 2006

Overall Performance

The following discussion and analysis, dated April 26, 2006, should be read in conjunction with the Company's audited consolidated financial statements and related notes thereto for the years ended November 30, 2005 and 2004 which have been prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles. These documents can be found on SEDAR, www.sedar.com. All dollar amounts are in Canadian dollars.

Overview

For the three month period ended February 28, 2006, the Company's cash position decreased from $1,116 at November 30, 2005 to $624 at February 28, 2006. The Company will require additional capital in order to fund its general working capital and for operations.The Company carried out no capital raising activities during the period ended February 28, 2006. Working capital for the company has been provided by loans from a previous director.

Results of Operations - Three month period ended February 28, 2006 compared to the three month period ended February 28, 2005

The Company is in the process of exploring its mineral resource properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. For the period ended February 28, 2006 the Company had income of $24,116 compared to a loss of $31,262 in the same period in the prior year. The income in the current three month period was the result of a gain on sale of marketable securities the Company had received in 1998 and had carried at a nominal amount. This was the only revenue the Company generated in the quarter. In the three month period ended February 28, 2005 in the prior year the Company accrued management fees in the amount of $24,000 to a former director. There were no management fees in quarter ended February 28, 2006.

Summary of Quarterly Results

	Feb 28 2006	Nov 30 2005	Aug 30 2005	May 31 2005	Feb 29 2005	Nov 30 2004	Aug 30 2004	May 31 2004
Revenue	$ 28,421	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net income (loss)	24,116	(74,368)	(1,277)	114,644	(31,262)	(109,258)	(62,882)	(106,034)
Net loss per share								
-basic and diluted	-	(0.01)	-	0.01	-	(0.01)	-	(0.01)

Related Party Balances

The amounts due to related parties include loans due to a former director and individuals and entities related to the former director on account of cash advances of working capital to the Company. The loans are non-interest bearing, unsecured and are due on demand. At Febuary 28, 2006 these advances amounted to $1,945,008 (November 30, 2005 - $1,973,208).

Liquidity and Capital Resources

At Febuary 28, 2006 the Company had a working capital deficiency in the amount $2.25 million compared to a working capital deficiency in the amount of $2.27 million at November 30, 2005. The Company's continued existence is dependent on the financial support of certain related parties until the Company can acquire a viable business, and cash generated from operations or share financings.

The Company is in need of working capital and is investigating various options. It is unknown at this time what success the Company will have.

The Company has received financial support from a former director over the past number of years. This support has been by way of cash advances to cover operating expenses. The support of this former director is continuing at this time.

The Company is relying on further cash advances from this individual for operating capital until such time as a viable business is acquired

UNGAVA MINERALS CORP. May 3, 2006
Toronto, Ontario Issued and Outstanding: 18,296,610 Common Shares

Ungava Minerals Corp. Announces the Appointment of a New Director and Treasurer

Ungava Minerals Corp. (the "Company") (Pink Sheets: UGVAF) announced today that on Friday April 28, 2006 the Company strengthened its board of directors by the appointment of James G. Lavigne, P. Geo. as a director of the Company and strengthens its operations by the appointment of David Lewis C.A. as its Treasurer.

Mr. Lavigne is formerly the Vice-President, Exploration, for Goldbrook Ventures Inc., where he was responsible exploration program design, implementation, and management; evaluation of property/project submissions; project generation; written and oral presentation of programs and results to senior management and investors; and the preparation of public disclosure documents. Previously, he was a senior geologist with FNX Mining Company. Mr. Lavigne has over 18 years experience in all phases of mineral exploration and development predominantly in base and precious metal mineral deposits with some exposure to industrial minerals. Mr. Lavigne received his MSc. Geology from the University of Ottawa in 1993 and a BSc. Geology from Memorial University of Newfoundland in 1987.

Mr. Lewis is or has been a full-time/part-time Director and CFO of a number of Canadian/US publicly-listed companies. He is currently, the Chief Financial Officer of Khan Resources Inc. - an advanced stage exploration company preparing to restart an uranium mine and build a mill in Mongolia; he is a Director and Chairman of the Audit Committee of Revett Minerals Inc. (**TSX:RVM**) – an operating copper/silver mine in northwest Montana; he is Chief Financial Officer of Aurelian Resources Inc. (**TSXV:ARU**) - junior resource company exploring for gold and other metals in southeastern Ecuador; and Chief Financial Officer of Fiber Optic Systems Technology, Inc. (**TSXV:FOX**) – which develops and sells fibre optic sensing systems primarily in the Oil and Gas industries.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

Risk and Uncertainties

There can be no certainty that the economical recoverab[illegible] reserves will be found in the mineral property in which the Company has an interest..

At present, the Company has no business, no source of op[illegible] funds and is dependent on related parties in order to pay its bills as they come due.

The Company is in need of working capital and is investigating various options. It is unknown at this time what success the Company will have.

The Company is relying on further cash advances from this individual for operating capital until such time as a viable business is acquired

Outlook

The continued operations of the Company is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production therefrom.

Outstanding Share Data

Common shares and convertible securities outstanding at April 26, 2006 were:

Security	Expiry Date	Exercise Price	Securities Outstanding	Common Shares on Exercise
Common shares	n/a	n/a	18,296,610	18,296,610
Options	n/a	n/a	300,000	300,000

UNGAVA MINERALS CORP. May 3, 2006
Toronto, Ontario Issued and Outstanding: 18,296,610 Common Shares

Ungava Minerals Corp. Announces the Appointment of a New Director and Treasurer

Ungava Minerals Corp. (the "Company") (Pink Sheets: UGVAF) announced today that on Friday April 28, 2006 the Company strengthened its board of directors by the appointment of James G. Lavigne, P. Geo. as a director of the Company and strengthens its operations by the appointment of David Lewis C.A. as its Treasurer.

Mr. Lavigne is formerly the Vice-President, Exploration for Goldbrook Ventures Inc., where he was responsible exploration program design, implementation, and management; evaluation of property/project submissions; project generation; written and oral presentation of programs and results to senior management and investors; and the preparation of public disclosure documents. Previously, he was a senior geologist with FNX Mining Company. Mr. Lavigne has over 18 years experience in all phases of mineral exploration and development predominantly in base and precious metal mineral deposits with some exposure to industrial minerals. Mr. Lavigne received his MSc. Geology from the University of Ottawa in 1993 and a BSc. Geology from Memorial University of Newfoundland in 1987.

Mr. Lewis is or has been a full-time/part-time Director and CFO of a number of Canadian/US publicly-listed companies. He is currently, the Chief Financial Officer of Khan Resources Inc. - an advanced stage exploration company preparing to restart an uranium mine and build a mill in Mongolia; he is a Director and Chairman of the Audit Committee of Revett Minerals Inc. **(TSX:RVM)** – an operating copper/silver mine in northwest Montana; he is Chief Financial Officer of Aurelian Resources Inc. (**TSXV:ARU**) - junior resource company exploring for gold and other metals in southeastern Ecuador; and Chief Financial Officer of Fiber Optic Systems Technology, Inc. (**TSXV:FOX**) – which develops and sells fibre optic sensing systems primarily in the Oil and Gas industries.

This announcement does not constitute an offer of any securities for sale.

For further information, contact:

Lorne H. Albaum
President
Ungava Minerals Corp.
Phone: (416) 304-1932

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